June 16, 2009

VIA EDGAR

Celeste Murphy, Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	deltathree, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 10, 2009
File No. 000-28063

Dear Ms. Murphy:

This letter sets forth the responses of deltathree, Inc. (the “Company”) to your letter dated June 11, 2009 in connection with the above-referenced file.  To facilitate your review, we have reproduced your comments in italics below and have provided our response immediately following each comment.

General

1.           It appears that the amendment of your certificate of incorporation to increase the number of authorized shares of common stock is necessary to complete your obligations pursuant to the Securities Purchase Agreement executed by the company on February 10, 2009.  Please revise your preliminary proxy statement to provide all the disclosure required by Schedule 14A regarding the change in control transaction, including the disclosure under Item 14 of Schedule 14A.  See Note A to Schedule 14A.  Alternatively, explain why such disclosure would not be required in this proxy statement.

Pursuant to our telephone conversation with the Staff on June 15, 2009, for the reasons stated below we believe that the transactions contemplated by the Securities Purchase Agreement entered into by the Company on February 10, 2009 (the “Securities Purchase Agreement”) do not fall within the types of transactions for which disclosure is required under Item 14 of Schedule 14A.

Pursuant to the terms of the Securities Purchase Agreement, the Company agreed to issue to D4 Holdings, LLC (“D4 Holdings”) (i) 39,000,000 shares of its Class A common stock, representing approximately 54.2% of the total number of issued and outstanding shares of the Company’s common stock following the transaction, for an aggregate purchase price of $1,170,000, and (ii) a warrant (the “Warrant”) to purchase up to an additional 30,000,000 shares of the Company’s Class A common stock (collectively referred to as the “Private Placement”).  The Private Placement closed on February 12, 2009.  Paragraph (a) of Item 14 of Schedule 14A requires certain disclosures to be made by an issuer if any stockholder action is to be taken with respect to the following types of transactions: (1) a merger or consolidation; (2) an acquisition of securities of another person; (3) an acquisition of any other going business or the assets of a going business; (4) a sale or other transfer or all or any substantial part of assets; or (5) a liquidation or dissolution.  We believe that the issuance of securities by the Company to D4 Holdings in the Private Placement do not involve any of the enumerated types of transactions and, accordingly, no disclosures under Item 14 of Schedule 14A would be required in the filing.

As we discussed in our telephone conversation with the Staff, the issuance of 39,000,000 shares of Class A common stock to D4 Holdings was completed on February 12, 2009, and no increase in the authorized number of common stock is or was required for such issuance.  Moreover, the completion of such issuance of common stock was not conditioned upon the approval of the Company’s stockholders and is not being submitted for stockholder approval.  The Company is seeking stockholder approval of the increase in the number of authorized shares of common stock (the “Share Increase”), to facilitate, among other things, the future exercise of the Warrant issued to D4 Holdings in connection with the Private Placement and the issuance of equity-based compensation awards under a new stock incentive plan that is being submitted for stockholder approval.  As described in the filing, the Share Increase is also being proposed for additional reasons, including facilitating future acquisitions, grants of equity-based compensation, and capital-raising transactions (although the Company has no present plans with respect to such transactions except as disclosed in the filing).

Notwithstanding the foregoing, we have revised the filing to include additional disclosures relating to the Private Placement consistent with similar disclosures made by the Company in several previous filings with the Commission since the signing of the Securities Purchase Agreement in order to provide the Company’s stockholders the context under which they are being asked to approve the increase in the number of authorized shares of the Company’s common stock.

2.           Please revise your disclosure to address the possible consequences of issuing the newly-authorized shares, including dilution, the impact on the stock price and any anti-takeover effects.

In response to the Staff’s comment, we have revised the filing to include a discussion of the possible consequences of issuing newly-authorized shares (including upon the exercise of the Warrant), consistent with similar disclosures made by the Company in previous filings with the Commission since the signing of the Securities Purchase Agreement.

*           *           *

In connection with responding to your comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (212) 500-7705.

Very truly yours,

deltathree, Inc.

By:	/s/ Peter Friedman
Name: Peter Friedman
Title: General Counsel and Secretary

cc:	Effi Baruch, deltathree, Inc.
Jessica Plowgian, Division of Corporation Finance
Scott Hodgdon, Division of Corporation Finance